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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                                  FORM 4

        STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES


  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
   Section 17(a) of the Public Utilities Holding Company Act of 1935 or
           Section 30(f) of the Investment Company Act of 1940


[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

 .    Name and Address of Reporting Person*
     RSA Holdings Corp. of Delaware
     c/o J.W. Childs Equity Partners II, L.P.
     One Federal Street
     Boston, MA  02110

 .    Issuer Name and Ticker or Trading Symbol
     American Safety Razor Company (RAZR)

 .    IRS Identification Number of Reporting Person, if an Entity
     (Voluntary)

 .    Statement for Month/Year
     May 1999

 .    If Amendment, Date of Original (Month/Year)

 .    Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_] Director                             [X] 10% Owner
     [_] Officer (give title below)               [_] Other
                                                  (specify below)

 .    Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by one Reporting Person
     [__] Form filed by more than one Reporting Person

       Table I -- Non-Derivative Securities Acquired, Disposed of,
                          or Beneficially Owned




                                                                     4.  Securities Acquired (A)    5.  Amount of
                                                                         or Disposed of (D)             Securities
1.  Title of Security  2.  Transaction Date   3.  Transaction Code       (Instr. 3, 4 and 5)            Beneficial
      (Instr. 3)           (mm/dd/yy)             (Instr. 8)                                            Owned at End of
                                                                                                        Month (Instr. 3 and 4)
                                                  Code      V            Amount      A or D   Price

    Common Stock           4/23/99                J(1)                   11,802,983  A        $14.20    11,802,983



*  If  the Form is filed by more than one Reporting Person, see
   Instruction 4(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On February 22, 1999, RSA Acquisition Corp. commenced a tender offer for all the outstanding shares of American Safety Razor Company. Upon expiration of the tender offer on April 23, 1999, RSA Acquisition Corp. purchased 11,802,983 shares (approximately 97.5% of the outstanding shares) for $14.20 per share in cash. RSA Acquisition Corp. is a wholly owned subsidiary of RSA Holdings Corp. of Delaware.


** Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 4, 1999

                                  RSA Holdings Corp. of Delaware


                                  By:/s/ Adam Suttin
                                     ------------------
                                  Name: Adam Suttin
                                  Title: President